UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of, June 2024

Commission File Number 001-38172

FREIGHT TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

On June 4, 2024, Freight Technologies, Inc. (the “Company”) entered into a term note purchase agreement (the “Term Note Purchase Agreement”), with Freight Opportunities, LLC (the “Lender”), pursuant to which the Lender agreed to provide the Company with a term loan of $125,000 (the “Term Loan”). The Term Loan is for a period of one (1) year and accrues interest at eight percent (8%) per annum, which is reset daily.

The Company may prepay Term Loan in whole or in part without penalty. Any prepayment shall include interest due on the portion of the Term Loan prepaid accrued up to the prepayment date. The Term Loan is subject to standard representations and warranties and closing conditions customary to a loan of this nature.

The Term Loan closed on June 4, 2024 to which the Company issued a term promissory note in the principal sum of $125,000 (the “Term Note”) to the Lender as evidence of the Term Loan. The Term Note is issued in reliance on the exemptions from registration provided by Section 4(a)(2) under the Securities Act of 1933, as amended and/or Rule Regulation D promulgated thereunder.

The Company intends to use the proceeds from the Term Loan to fund the Company’s core operations and support working capital requirements. The Term Note provides very attractive terms for the Company and a relatively low cost of capital, which allows the Company to put more of the money to work in building out its technology, supporting new customer acquisition and carrier additions to its platform. Notable examples of the investment are the recently announced expansion of Fr8Radar with fifteen (15) new GPS providers and the ongoing growth and expansion of the Company’s Fr8Fleet dedicated capacity services, a highly valued offering for large enterprise customers primarily in the Mexican domestic market. The investment in sales has yielded several new customers this year, including Grupo Solave, Argos Electrica, Aqua-Aid Inc, and AR Brokers LLC.

The foregoing does not purport to be a complete description of the Term Loan and is qualified in its entirety by reference to the full text of the Term Note Purchase Agreement and Term Note, which are filed as Exhibits 10.1 and 10.2, respectively and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Term Note Purchase Agreement, dated June 4, 2024, between Freight Technologies, Inc. and Freight Opportunities, LLC
10.2	Term Promissory Note, dated June 4, 2024, issued to Freight Opportunities, LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2024	FREIGHT TECHNOLOGIES, INC.

	By:	/s/ Javier Selgas
	Name:	Javier Selgas
	Title:	Chief Financial Officer